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Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-197895

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2015

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 16, 2015

5,500,000 Shares
Common Stock

        This is an offering by Black Hills Corporation ("Black Hills") of shares of its common stock, par value $1.00 per share, as described herein under "Description of Capital Stock—Common Stock." Shares of our common stock trade on the New York Stock Exchange, or NYSE, under the symbol "BKH." On November 13, 2015, the last sale price of the shares as reported on the NYSE was $44.00 per share.

        Concurrently with this offering of common stock, we are offering, by means of a separate prospectus supplement, 5,200,000 Equity Units (or 5,980,000 Equity Units if the underwriters of that offering exercise in full their option to purchase additional Equity Units). This offering of common stock is not contingent on the concurrent offering of Equity Units and the concurrent offering of Equity Units is not contingent upon this offering of common stock. See "Concurrent Equity Units Offering" in this prospectus supplement.

        Investing in our common stock involves risks. Please read "Risk Factors" beginning on page S-18 of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds, Before Expenses, to Black Hills	$	$

        We have granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of common stock.

        The underwriters expect to deliver the shares on or about November     , 2015.

Joint Bookrunning Managers

Credit Suisse	BofA Merrill Lynch
RBC Capital Markets	Wells Fargo Securities

Senior Co-Manager

BMO Capital Markets

Co-Managers

J.P. Morgan	Morgan Stanley	Scotia Howard Weil	MUFG

The date of this prospectus supplement is November     , 2015

        Neither we nor the underwriters have authorized anyone to provide you with any information other than the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the date on the front of this prospectus supplement, the date of the accompanying prospectus or the date of such free writing prospectus, as applicable.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS	1
BLACK HILLS CORPORATION	1
RATIO OF EARNINGS TO FIXED CHARGES	2
LEGAL OPINIONS	3
EXPERTS	3
WHERE YOU CAN FIND INFORMATION	3

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the shares of common stock that we are selling in this offering and about the offering itself. The second part is the accompanying prospectus, which provides more general information. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

        Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our securities and other information you should know before investing in our common stock. Before purchasing any shares of common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading "Where You Can Find More Information."

        The terms "we," "our," "us," the "Company" and "BHC" refer to Black Hills Corporation and its subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor.

FORWARD-LOOKING STATEMENTS

        Certain matters contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus may include forward-looking statements as defined by the SEC. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "intends," "plans," "predicts," "seek," "will" and similar expressions, and include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts.

        Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Nonetheless, the Company's expectations, beliefs or projections may not be achieved or accomplished.

        Any forward-looking statement contained in this document speaks only as of the date on which the statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. In addition, actual results may differ materially from those contemplated in any forward-looking statement due to the timing and likelihood of the closing of our purchase of SourceGas Holdings LLC. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements set forth in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Form 10-K/A filed on August 7, 2015, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and in other reports that we file with the SEC from time to time, and set forth in "Risk Factors" in this prospectus supplement.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights certain information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, this summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, which are described under "Where You Can Find More Information" in this prospectus supplement. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included under "Risk Factors" and "Forward-Looking Statements" in this prospectus supplement as well as the "Risk Factors" sections in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Form 10-K/A filed on August 7, 2015, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Black Hills Corporation

        Black Hills Corporation, a South Dakota corporation, is a growth-oriented, vertically-integrated energy company headquartered in Rapid City, South Dakota. Our predecessor company, Black Hills Power and Light Company, was incorporated and began providing electric utility service in 1941. It was formed through the purchase and combination of several existing electric utilities and related assets, some of which had served customers in the Black Hills region since 1883. In 1956, we began producing, selling and marketing various forms of energy through non-regulated businesses.

        We operate principally in the United States with two major business groups: Utilities and Non-regulated Energy. Our Utilities Group is comprised of regulated Electric Utilities and regulated Gas Utilities segments, and our Non-regulated Energy Group is comprised of Power Generation, Coal Mining and Oil and Gas segments.

        Our Electric Utilities segment generates, transmits and distributes electricity to approximately 205,400 electric customers in South Dakota, Wyoming, Colorado and Montana and also distributes natural gas to approximately 44,000 gas utility customers of Cheyenne Light, Fuel and Power Company, one of our subsidiaries, in and around Cheyenne, Wyoming. Our Gas Utilities segment serves approximately 543,200 natural gas utility customers in Colorado, Nebraska, Iowa and Kansas. Our Electric Utilities own 841 megawatts (MW) of generation and 8,660 miles of electric transmission and distribution lines, and our Gas Utilities own 645 miles of intrastate gas transmission pipelines and 19,058 miles of gas distribution mains and service lines. Our Utilities Group generated net income of $86 million for the nine months ended September 30, 2015 and $101 million for the year ended December 31, 2014, and had total assets of $3.7 billion at September 30, 2015 and $3.7 billion at December 31, 2014.

        Our Power Generation segment produces electric power from our generating plants and sells the electric capacity and energy primarily to our utilities under long-term contracts. Our Coal Mining segment produces coal at our coal mine near Gillette, Wyoming, and sells the coal primarily under long-term contracts to mine-mouth electric generation facilities including our own regulated and non-regulated generating plants. Our Oil and Gas segment engages in the exploration, development and production of crude oil and natural gas, primarily in the Rocky Mountain region. Our Non-regulated Energy Group generated net income (loss) of $(96) million for the nine months ended September 30, 2015 and $30 million for the year ended December 31, 2014, and had total assets of $0.4 billion at September 30, 2015 and $0.5 billion at December 31, 2014.

Our Strategy

        Our primary strategic objective is to be a utility-centered, vertically-integrated energy company providing reliable, highly valued products and services that cost effectively meet or exceed customer expectations. Our integrated approach and focus on utility customers provides for growth opportunities in both our utility and non-regulated energy businesses. This strategy affirms our vision to be the energy partner of choice and our mission to improve life with energy.

        Black Hills intends to accomplish its strategy through targeted expansion of our electric and natural gas utilities, complemented by focused investment in risk-managed, non-regulated energy opportunities. The key elements of our business strategy are as follows:

Provide stable long-term rates for customers and increase earnings by efficiently planning, constructing and operating rate-base power generation facilities needed to serve our electric utilities.

        Our Company began as a vertically-integrated electric utility. This business model remains a core strength and strategy today, as we invest in and operate efficient power generation resources to cost effectively transmit and distribute electricity to our customers. We strive to provide power at reasonable rates to our customers and earn competitive returns for our investors.

        We believe we have a competitive power production strategy focused on low cost construction and operation of our electric generating facilities. Access to our own coal, with long-lived reserves, and third-party natural gas reserves allows us to be competitive as a power generator. Low production costs can result from a variety of factors including low fuel costs, efficiency in converting fuel into energy and low per unit operation and maintenance costs. We leverage our mine-mouth coal-fired generating capacity which strengthens our position as a low-cost producer by eliminating fuel transportation costs which often represent the largest component of the delivered cost of coal for many other utilities. In addition, we typically operate our plants with high levels of availability, compared to industry benchmarks. We aggressively manage each of these factors with the goal of achieving low production costs.

        Rate-base generation assets offer several advantages, including:

  •
  Since the generating assets are included in utility rate base and reviewed and approved by government authorities, customer rates are more stable and predictable, and typically less expensive in the long run, than if the power was purchased from the open market through wholesale contracts that are re-priced over time;

  •
  Regulators participate in a planning process where long-term investments are designed to match long-term energy demand;

  •
  Investors are provided a long-term, reasonable and stable return on their investment; and

  •
  The lower risk profile of rate based generation assets may enhance credit ratings which, in turn, can benefit both consumers and investors by lowering our cost of capital.

        Our actions to provide power at reasonable rates to our customers was exemplified in our successful request to secure the construction financing riders in Wyoming and South Dakota during the construction of our Cheyenne Prairie Generating Station. These riders reduced the total cost of the plant ultimately passed along to our customers while we constructed this plant to accommodate growth and replace plants that were closed due to environmental regulations.

Proactively integrate alternative and renewable energy into our utility energy supply while mitigating and remaining mindful of customer rate impacts.

        The energy and utility industries face uncertainty, and also potential investment opportunities, related to the potential impact of legislation and regulation intended to reduce greenhouse gas (GHG) emissions and increase the use of renewable and other alternative energy sources. To date, many states have enacted, and others are considering, some form of mandatory renewable energy standard, requiring utilities to meet certain thresholds of renewable energy generation. Some states have either enacted or are considering legislation setting GHG emissions reduction targets. Federal legislation for both renewable energy standards and GHG emission reductions is also under consideration.

        Mandates for the use of renewable energy or the reduction of GHG emissions will likely produce investment opportunities, either for our electric utilities or for our power generation business. These mandates will also most likely increase prices for electricity and/or natural gas for our utility customers. As a regulated utility we are responsible for providing safe, reasonably priced and reliable sources of energy to our customers. As a result, we employ a customer-centered strategy for complying with renewable energy standards and GHG emission regulations that balances our customers' rate concerns with environmental considerations and administrative and legislative mandates. We attempt to strike this balance by prudently and proactively incorporating renewable energy into our resource supply, while seeking to minimize the magnitude and frequency of rate increases for our utility customers.

  •
  Colorado legislative mandates apply to our electric utility segment regarding the use of renewable energy. Therefore, we pursue cost-effective initiatives that allow us to meet our renewable energy requirements. Where permitted, we seek to construct renewable generation resources as rate base assets, which helps mitigate the long-term customer rate impact of adding renewable energy supplies. For example, the Busch Ranch Wind site, a 29 MW wind farm project, was completed in the fourth quarter of 2012, as part of our plan to meet Colorado's Renewable Energy Standard. This site has expansion potential. We submitted requests for additional renewable energy supplies in 2014 for our Colorado electric utility to help meet the renewable mandate. On October 21, 2015, we received approval from the Colorado Public Utilities Commission to build and own the $109 million, 60 MW Peak View Wind Project. Pending final approvals and permits, construction is expected to commence in the second quarter of 2016. The wind farm is expected to be placed into commercial operation by year-end 2016;

  •
  In states such as South Dakota and Wyoming that currently have no legislative mandate on the use of renewable energy, we have proactively integrated cost-effective renewable energy into our generation supply based upon our expectation that there will be mandatory renewable energy standards in the future. For example, under two 20-year power purchase agreements, we purchase a total of 60 MW of energy from wind farms located near Cheyenne, Wyoming, for use at our Black Hills Power, Inc. and Cheyenne Light, Fuel and Power Company subsidiaries; and

  •
  In all states in which we conduct electric utility operations, we are exploring other cost-effective potential biomass, solar and wind energy projects, particularly wind generation sites located near our utility service territories.

Provide stable long-term rates for customers and increase earnings by implementing a cost of service gas program to serve our electric and natural gas utilities.

        To further enhance our vertically-integrated utility business model, we have submitted applications with respective state utility regulators seeking approval for a cost of service gas program in Colorado, Iowa, Kansas, Nebraska, South Dakota and Wyoming. The cost of service gas program is designed to provide long-term natural gas price stability for our utility customers, while providing increased earnings opportunities for our shareholders. If approved, we will acquire natural gas reserves and producing wells and/or drill wells. We will earn a return on the acquired and/or drilled natural gas wells/reserves while getting recovery of all our costs. We will need to obtain regulatory approval from our state utility commissions for the program. Several utilities have cost of service gas programs in place in various states, including both Wyoming and Montana.

        We have a competitive advantage related to cost of service gas in that our existing non-regulated oil and gas subsidiary could assist in drilling/acquiring and operating the gas reserves required to meet the needs of our electric and gas utilities.

Expand utility operations through selective acquisitions of electric and gas utilities consistent with our regional focus and strategic advantages.

        For more than 130 years we have provided reliable utility services, delivering quality and value to our customers. Utility operations contribute substantially to the stability of our long-term cash flows, earnings and dividend policy. Our tradition of accomplishment supports efforts to expand our utility operations into other markets, most likely in areas that permit us to take advantage of our intrinsic competitive advantages, such as baseload power generation, system reliability, superior customer service, community involvement and a relationship-based approach to regulatory matters. Utility operations also enhance other important business development opportunities, including gas transmission pipelines and storage infrastructure, which could promote other non-regulated energy operations.

        We have and will continue to pursue the purchase of not only large utility properties, but also smaller, private or municipal utility systems, which can be easily integrated into our operations. We purchased several small natural gas distribution systems in Kansas, Iowa and Wyoming in the past several years. We have a scalable platform of systems and processes, which simplifies the integration of our utility acquisitions. Merger and acquisition activity has continued in the utility industry and we expect to consider such opportunities if they advance our long-term strategy and add shareholder value.

Build and maintain strong relationships with wholesale power customers of both our utilities and non-regulated power generation business.

        We strive to build strong relationships with other utilities, municipalities and wholesale customers. We believe we will continue to be a primary provider of electricity to wholesale utility customers, who will continue to need products, such as capacity, in order to reliably serve their customers. By providing these products under long-term contracts, we help our customers meet their energy needs. We also earn more stable revenues and greater returns over the long term than we could by selling energy into more volatile spot markets. In addition, relationships that we have established with wholesale power customers have developed into other opportunities. Municipal Energy Agency of Nebraska, Montana Dakota Utilities Co., a regulated utility division of MDU Resources Group, Inc., and the City of Gillette, Wyoming were wholesale power customers that are now joint owners in two of our power plants, Wygen I and Wygen III.

Transition oil and gas business to support cost of service gas initiative while maintaining upside value optionality.

        Our strategy is to transition our oil and gas business toward supporting our cost of service gas program, while maintaining the upside value optionality of our Piceance Basin and other assets. In the current low energy commodity price environment, we can best utilize our oil and gas expertise to develop and operate the cost of service gas program on behalf of our utility businesses. Our oil and gas strategy for the last several years has been to prove up the southern Piceance Basin asset, while improving our drilling and completion operations. We have drilled 17 wells and completed 13, with production meeting or exceeding our expectations on the completed wells. Drilling and completion costs keep trending down as we focus on efficiencies and cost reductions. We are currently assessing the Piceance wells to determine their fit for a cost of service gas program.

        Oil and gas will rationalize its asset base. In the current price environment, we have reduced future capital expenditures and staffing to improve financial performance.

Selectively grow our non-regulated power generation business in targeted regional markets by developing assets and selling most of the capacity and energy production through mid- and long-term contracts primarily to load-serving utilities.

        While much of our recent power plant development has been for our regulated utilities, we seek to expand our non-regulated power generation business by developing and operating power plants in regional markets based on prevailing supply and demand fundamentals, in a manner that complements our existing fuel assets and marketing capabilities. We seek to grow this business through the development of new power generation facilities and disciplined acquisitions primarily in the western region, where we believe our detailed knowledge of market and electric transmission fundamentals provides us a competitive advantage and, consequently, increases our ability to earn attractive returns. We prioritize small-scale facilities that serve incremental growth or provide critical back up to renewable resources and are typically easier to permit and construct than large-scale generation projects.

        Most of the energy and capacity from our non-regulated power facilities is sold under mid- and long-term contracts. When possible, we structure long-term contracts as tolling arrangements, whereby the contract counterparty assumes the fuel risk. Going forward, we will continue to focus on selling a majority of our non-regulated capacity and energy primarily to load-serving utilities under long-term agreements that have been reviewed or approved by state utility commissions. An example of this strategy is the 200 MW of combined-cycle gas-fired generation constructed by our non-regulated power generation subsidiary to serve our Black Hills Colorado Electric Utility Company, LP utility subsidiary. The plant commenced operations on January 1, 2012, under a 20-year tolling agreement.

        We have initiated a strategic review for optimizing the value of Black Hills Colorado IPP's 200 megawatt generating facility and associated 20-year power purchase agreement. This is one of the two assets owned by our power generation segment. Current market prices indicate a premium valuation might be achieved. We will consider selling a minority interest in this plant if a premium valuation could be achieved. Net proceeds would be used to reduce financing needs for the SourceGas acquisition described below.

Diligently manage the credit, price and operational risks inherent in buying and selling energy commodities.

        Over the last decade or so, Black Hills has strategically refocused itself as a utility-centered energy company. Most of our buying and selling activities are directly related to maintaining utilities operations, mainly by purchasing fuel for our power generating units and purchasing natural gas for distribution to our natural gas utility customers. Our oil and gas business has a natural long position created by its natural gas and crude oil production. We sell this production into the open market and hedge some of the price risk for future production using financial derivatives.

        All of our buying and selling activities to support operations require effective management of counterparty credit risk. We mitigate this risk by conducting business with a diverse group of creditworthy counterparties. In certain cases where creditworthiness merits security, we require prepayment, secured letters of credit or other forms of financial collateral. We establish counterparty credit limits and employ continuous credit monitoring, with regular review of compliance under our credit policy by our Executive Risk Committee. Our oil and gas and power generation operations require effective management of price and operational risks related to adverse changes in commodity prices and the volatility and liquidity of the commodity markets. To mitigate these risks, we implemented risk management policies and procedures. Our oversight committees monitor compliance with these policies.

Maintain an investment grade credit rating and ready access to debt and equity capital markets.

        Access to capital has been and will continue to be critical to our success. We have demonstrated our ability to access the debt and equity markets, resulting in sufficient liquidity. We require access to the capital markets to fund our planned capital investments or acquire strategic assets that support prudent business growth. Our access to adequate and cost-effective financing depends upon our ability to maintain our investment-grade issuer credit rating.

 Pending SourceGas Acquisition

        On July 12, 2015, Black Hills Utility Holdings, Inc., our direct wholly-owned subsidiary ("Black Hills Utility Holdings"), entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement") to acquire SourceGas Holdings LLC and its subsidiaries ("SourceGas") from investment funds managed by Alinda Capital Partners and GE Energy Financial Services, a unit of General Electric Co. (the "Transaction"), for approximately $1.89 billion. The effective purchase price is estimated to be $1.74 billion after taking into account approximately $150 million of tax benefits consisting of acquired NOLs and goodwill tax benefits resulting from the Transaction. The purchase price is subject to customary post-closing adjustments for cash, capital expenditures, indebtedness and working capital.

        SourceGas primarily operates four regulated natural gas utilities serving approximately 425,000 customers in Arkansas, Colorado, Nebraska and Wyoming and a 512 mile regulated intrastate natural gas transmission pipeline in Colorado. Following completion of the Transaction, SourceGas will be a wholly-owned subsidiary of Black Hills Utility Holdings.

        The Purchase and Sale Agreement contains various representations, warranties, and covenants with respect to SourceGas' Arkansas, Colorado, Nebraska and Wyoming utility businesses, as well as customary closing conditions. Completion of the Transaction is also subject to regulatory approvals from the Arkansas Public Service Commission, Colorado Public Utilities Commission, Nebraska Public Service Commission and Wyoming Public Service Commission. The Transaction is expected to close during the first half of 2016. The Company has guaranteed the full and complete payment and performance of Black Hills Utility Holdings.

        We expect to finance the Transaction with approximately $245 million of proceeds from this offering of common stock, approximately $260 million of proceeds from our concurrent Equity Units offering, approximately $450 million of new long-term indebtedness and the continuation of a portion of SourceGas's debt as of the closing of the Transaction, with the remainder being funded from cash on hand (which may include proceeds of a potential sale of a portion of Black Hills Colorado IPP, LLC), draws under our revolving credit agreement or other short term financings. In the alternative, we may pay down or refinance a portion of the existing debt of SourceGas with proceeds from this offering of common stock, the concurrent Equity Units offering or any new debt we may issue or incur.

        On August 6, 2015, we entered into a Bridge Term Loan Agreement with Credit Suisse AG as the Administrative Agent and 10 additional banks, collectively, for commitments totaling $1.17 billion (the "Bridge Term Loan Agreement"). In lieu of one or more of the financing sources described above, we may draw up to $1.17 billion on this loan to fund the Transaction and related expenses. The Bridge Term Loan Agreement contains the same customary affirmative and negative covenants as are in our revolving credit agreement and term loan agreement, such as limitations on the creation of new indebtedness and on certain liens, restrictions on certain transactions, and maintaining a recourse leverage ratio not to exceed 0.75 to 1. In the event we fund under the Bridge Term Loan Agreement, in certain circumstances, we are required to pay down those borrowings with funds received from the proceeds of equity and debt offerings and asset sales.

        After giving effect to the Transaction, pro forma net income (loss) (GAAP), pro forma net income, as adjusted (non-GAAP) and pro forma EBITDA, as adjusted (non-GAAP), for the nine months ended September 30, 2015 would have been $(26.1) million, $93.4 million and $417.2 million, respectively, and for the year ended December 31, 2014 would have been $129.7 million, $129.7 million and $522.2 million, respectively. For a reconciliation of pro forma net income, as adjusted (non-GAAP) and pro forma EBITDA, as adjusted (non-GAAP), to pro forma net income (GAAP), see "—Non-GAAP Financial Measures." We expect the Transaction to be accretive to earnings per share, as adjusted (non-GAAP) beginning in the first calendar year following closing of the Transaction, or 2017 if the Transaction closes in the first half of 2016 as currently expected.

Acquisition Rationale

        We believe the Transaction will provide us with the following significant benefits:

  •
  Fits regulated growth strategy.  The Transaction is strategic and accretive, delivering on our commitment to earnings growth and long-term shareholder value. SourceGas fits in terms of geography, size, scope and culture. By continuing to leverage our core competencies and regional expertise, by expanding our business in Colorado, Nebraska and Wyoming and expanding our footprint into Arkansas, we expect to realize operating efficiencies and add to the scale of our regulated utility business, benefitting both customers and shareholders.

  •
  Accretive to earnings.  We expect the Transaction will be accretive to earnings per share, as adjusted (non-GAAP) beginning in 2017 (assuming a closing in the first half of 2016) and support long-term earnings growth. Also, we expect the acquisition of SourceGas to generate cash flow to support investment in the business and shareholder returns.

  •
  Supports dividend growth.  We recently increased our dividend for the 45th consecutive year and we have paid dividends continuously since 1942. The acquisition of SourceGas is expected to support additional dividend growth at a sustainable payout ratio.

  •
  Provides geographic and regulatory diversity.  The addition of SourceGas increases our business diversity and adds a progressive and highly-rated regulatory environment.

Sources and Uses

        The estimated sources and uses of the funds for the Transaction, assuming the Transaction had closed on September 30, 2015, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including:

  •
  the final purchase price, which will be adjusted by the amount by which net working capital of SourceGas is greater than or less than zero at closing, capital expenditures incurred by SourceGas from March 31, 2015 through closing and indebtedness of SourceGas at closing;

  •
  the amount of net proceeds that we receive from this offering of our common stock;

  •
  the amount of net proceeds that we receive from our concurrent offering of Equity Units;

  •
  the amount of net proceeds, if any, that we receive from a proposed future debt offering to finance the Transaction (which also depends on the net proceeds from this offering of common stock and the concurrent offering of Equity Units);

  •
  the amount of indebtedness of SourceGas that we pay down or refinance at closing; and

  •
  changes in our debt balances and net working capital from September 30, 2015 to the closing.

        There can be no assurance that the Transaction or any of the other financing transactions will be consummated under the terms contemplated or at all. Even if the Transaction or any other financing transactions do not occur, the common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of the common stock sold in this offering.

($ in Thousands) Sources		Uses
Short-term Debt(1)	$34,221	Purchase of SourceGas Stock(5)	$956,254
Proposed Long-term Debt(2)	450,000	Continuation of SourceGas Debt(5)	873,746
Common Stock Offered Hereby(3)	245,630	Fees and Expenses(6)	33,597

Concurrent Offering of Equity Units(4)	260,000
Continuation of SourceGas Debt(5)	873,746

Total Sources	$1,863,597	Total Uses	$1,863,597

(1)
Short term debt is included under "notes payable" in our pro forma financial statements. In addition to the sources and uses relating to this offering described above, the pro forma financial information included in this prospectus supplement also reflects an assumed $198.7 million of additional borrowings under our credit facility and a corresponding increase in cash, which are not reflected in this table.

(2)
Represents estimated gross proceeds of a proposed future debt offering of $450 million but without deduction for underwriters' discounts and commissions and other fees and expenses. We do not have a firmly committed agreement in place related to such debt offering. In the event such long-term debt financing is not available, we may draw on the Bridge Term Loan Agreement as described above under "—Pending SourceGas Acquisition." As a result, the pro forma financial information included in this prospectus supplement reflects an assumption that we will draw $450.0 million of short-term debt under the Bridge Term Loan Agreement (included under "notes payable" in the pro forma financial information in this prospectus supplement) in lieu of the $450.0 million of long-term debt reflected in this table.

(3)
Represents estimated gross proceeds of this offering, but without deduction for underwriters' discounts and commissions and other fees and expenses, based upon the sale of 5,500,000 shares at $44.66 per share, the closing price on November 12, 2015, and excluding any proceeds of the underwriters' exercise of their option to purchase additional shares of common stock.

(4)
Represents estimated gross proceeds of the concurrent Equity Units offering, but without deduction for underwriters' discounts and commissions and other fees and expenses, based upon the sale of 5,200,000 Equity Units at $50 per unit, and excluding any proceeds of the underwriters' exercise of their option to purchase additional Equity Units. See "Concurrent Equity Units Offering" for information about the concurrent Equity Units offering.

(5)
The purchase price payable at closing of the Transaction will be determined as follows: (a) $1,691,650,000; (b) minus or plus the amount by which net working capital of SourceGas is greater than or less than zero at closing of the Transaction (for purposes of this table, we have assumed no net working capital adjustment); (c) plus capital expenditures incurred by SourceGas from March 31, 2015 through closing of the Transaction (for purposes of this table, we have assumed $140 million of capital expenditures through September 30, 2015); and (d) minus indebtedness of SourceGas at closing of the Transaction. For purposes of this table, we have assumed the continuation of all $874 million of SourceGas's outstanding indebtedness as of September 30, 2015. We expect that a portion of SourceGas's indebtedness will be repaid at or prior to the closing of the Transaction, which would result in additional cash outlays that we expect would be funded from cash on hand (which may include proceeds of a potential sale of a portion of Black Hills Colorado IPP, LLC), draws under our revolving credit agreement or other short term financings. We anticipate that, after giving effect to such repayments (which are not reflected in this table or the pro forma financial information included in this prospectus supplement), approximately $700 million of SourceGas debt will actually be continued. The actual amounts of working capital, capital expenditures and indebtedness of SourceGas at the closing of the Transaction will vary from the assumptions reflected in this table, and any such variations may be material.

(6)
Represents estimated fees and expenses, including underwriters' discounts and commissions, legal, accounting and other fees and expenses associated with the completion of the Transaction and the financing transactions.

Other Information

        Our principal executive offices are located at 625 Ninth Street, Rapid City, South Dakota 57701 and our telephone number is 605-721-1700. We maintain a website at www.blackhillscorp.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement. For additional information regarding our business, we refer you to our filings with the SEC incorporated into this prospectus supplement by reference. Please see "Where You Can Find More Information."

Concurrent Equity Units Offering

        Concurrently with this offering, we are offering, by means of a separate prospectus supplement, 5,200,000 Equity Units (or 5,980,000 Equity Units if the underwriters of that offering exercise in full their option to purchase additional Equity Units). This offering of common stock is not contingent on the concurrent offering of Equity Units and the concurrent offering of Equity Units is not contingent upon this offering of common stock. See "Concurrent Equity Units Offering."

The Offering

Issuer	Black Hills Corporation, a South Dakota corporation
Common stock offered by us	5,500,000 shares
Underwriters' option to purchase additional shares	825,000 shares
Common stock to be issued and outstanding after this offering	50,354,916 shares (or 51,179,916 shares if the underwriters' option to purchase additional shares is exercised in full)(1)
Use of proceeds

We intend to use the net proceeds from this offering, together with cash on hand and proceeds from the concurrent offering of Equity Units and new debt, to fund a portion of the cash consideration payable in connection with the Transaction. However, the consummation of this offering is not conditioned on the closing of the Transaction. If we do not consummate the Transaction, we will retain broad discretion to use all of the net proceeds from this offering for general corporate purposes. See "—Pending SourceGas Acquisition" above.

Listing	Our common stock is listed on the NYSE under the symbol "BKH."
Risk factors

An investment in our common stock involves various risks. Prospective investors should carefully consider the matters described under the caption entitled "Risk Factors" beginning on page S-16 of this prospectus supplement, as well as the additional risk factors set forth in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Form 10-K/A filed on August 7, 2015, and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

(1)
The number of shares of our common stock to be issued and outstanding after this offering is calculated based on 44,854,916 shares of common stock issued and outstanding as of September 30, 2015 and excludes treasury shares. The number of shares of our common stock to be issued and outstanding after this offering excludes (i) 248,108 shares underlying options and awards outstanding as of September 30, 2015 and (ii)             shares of common stock (or            shares of common stock if the underwriters' option to purchase additional Equity Units is exercised in full) issuable upon settlement under the Equity Units to be offered in the concurrent offering of Equity Units (excluding any additional shares issuable upon a fundamental change). See "Concurrent Equity Units Offering." In addition, unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares with respect to this offering.

 Summary Historical and Pro Forma Financial Information

        The following tables set forth certain historical financial information for us, as well as certain pro forma financial information after giving effect to the Transaction.

Our Summary Historical Financial Information

        The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial information. We have derived the summary consolidated income statement information for each of the three years in the period ended December 31, 2014, and the summary consolidated balance sheet information at December 31, 2014 and December 31, 2013 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived the summary consolidated income information and the other financial information for the nine months ended September 30, 2015 and September 30, 2014, and the summary consolidated balance sheet information at September 30, 2015 and September 30, 2014, from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. Historical results are not indicative of the results to be expected in the future. In addition, our results for the nine months ended September 30, 2015, are not necessarily indicative of results expected for the full year ending December 31, 2015. This summary consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes in our Annual Report on Form 10-K/A for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which are incorporated by reference in this prospectus supplement.

	Years Ended December 31,			Nine Months Ended September 30,
	2014	2013	2012	2015	2014
	(Thousands)
Income Statement Information:
Total revenue	$1,393,570	$1,275,852	$1,173,884	$986,346	$1,015,493
Total operating expenses	$1,129,702	$1,016,407	$897,442	$956,748	$822,410
Operating income	$263,868	$259,445	$276,442	$29,598	$193,083
Net income (loss) available for common stock	$130,889	$117,423	$102,440	$(17,935)	$96,355
Other Financial Information:
Net income, as adjusted (non-GAAP)(1)	$130,889	$110,325	$90,704	$101,515	$96,355
EBITDA, as adjusted (non-GAAP)(1)	$411,294	$398,567	$403,054	$328,203	$302,927

	At December 31,		At September 30,
	2014	2013	2015	2014
	(Thousands)
Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$21,218	$7,841	$38,841	$11,939
Total current assets	454,036	345,288	402,282	373,952
Total property, plant and equipment, net	3,205,471	2,953,055	3,264,697	3,120,449
Total assets	4,245,902	3,837,936	4,246,562	4,038,524
Liabilities and capitalization
Current liabilities:
Notes payable	75,000	82,500	117,900	184,000
Current maturities of long-term debt	275,000	—	—	275,000
Total current liabilities	651,281	378,394	448,757	727,043
Capitalization:
Long-term debt, less current maturities	1,267,589	1,396,948	1,567,797	1,107,519
Total stockholders' equity	1,353,884	1,283,500	1,287,212	1,334,725
Total liabilities and capitalization	4,245,902	3,837,936	4,246,562	4,038,524

(1)
Net income, as adjusted (non-GAAP) and EBITDA, as adjusted (non-GAAP) are defined under "—Non-GAAP Financial Measures" below.

Non-GAAP Financial Measures

        The body of accounting principles generally accepted in the United States is commonly referred to as "GAAP." A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose net income, as adjusted, pro forma net income, as adjusted and EBITDA, as adjusted, and pro forma EBITDA, as adjusted, each of which is a non-GAAP financial measure.

Income from Continuing Operations and Net Income (loss), as Adjusted

        In addition to presenting its earnings information in conformity with GAAP, the Company has provided non-GAAP earnings data reflecting adjustments for special items as specified in the GAAP to non-GAAP adjustment reconciliation table below. Income from Continuing Operations, as adjusted, and Net income (loss), as adjusted, are defined as Income from Continuing Operations, and Net income (loss), adjusted for expenses and gains that the Company believes do not reflect the Company's core operating performance. The Company believes that non-GAAP financial measures are useful to investors because the items excluded are not indicative of the Company's continuing operating results. The Company's management uses these non-GAAP financial measures as an indicator for planning and forecasting future periods. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. The presentation of these non-GAAP financial measures should not be construed as an inference that future results will not be affected by unusual, non-routine, or non-recurring items.

EBITDA and EBITDA, as adjusted

        We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) and EBITDA, as adjusted (EBITDA adjusted for special items as defined by management), both non-GAAP measures, are important supplemental measures of operating performance. We believe EBITDA and EBITDA, as adjusted, when considered with measures calculated in accordance with GAAP, give investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past and present operating results and as a means to evaluate the results of core on-going operations.

        Our presentation of EBITDA may be different from the presentation used by other companies and, therefore, comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered a measure of our liquidity. We compensate for these limitations by providing relevant disclosure of our depreciation and amortization, interest and income taxes, capital expenditures and other items both in our reconciliation to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

        Reconciliations of EBITDA, as adjusted (non-GAAP), and net income, as adjusted (non-GAAP) to the Company's most directly comparable GAAP measures are provided below.

	Years Ended December 31,			Nine Months Ended September 30,
	2014	2013	2012	2015	2014
	(Thousands)
Net income, as adjusted (non-GAAP):
Income (Loss) from Continuing Operations (GAAP)	$130,889	$118,308	$109,417	$(17,935)	$96,355
Income (Loss) from Discontinued Operations (GAAP)	—	(884)	(6,977)	—	—

Net Income (GAAP)	130,889	117,423	102,440	(17,935)	96,355

Adjustments; after-tax:
Interest Rate Swaps—MTM (Gain) Loss	—	(19,609)	(1,223)	—	—
Prepayment of BHW project finance costs (net of interest savings)	—	6,577	—	—	—
Corporate refinancing (net of interest savings)	—	5,934	—	—	—
Deferred Finance Charges	—	—	973	—	—
Asset impairment—Oil and Gas	—	—	31,899	113,076	—
Impairment of equity investments	—	—	—	3,360	—
Gain on Sale of Bakken and Three Forks Shale Assets	—	—	(49,001)	—	—
Incentive Compensation (Williston Basin Sale)	—	—	2,605	—	—
Make Whole Provision	—	—	3,011	—	—
Acquisition/integration costs	—	—	—	3,014	—
Rounding	—	—	—	—	—

Total Adjustments	—	(7,098)	(11,736)	119,450	—

Income (Loss) from Continuing Operations, as adjusted (non-GAAP)	$130,889	$111,209	$97,681	$101,515	$96,355

Net Income, as adjusted (non-GAAP)	$130,889	$110,325	$90,704	$101,515	$96,355

EBITDA, as adjusted (non-GAAP):
Income from continuing operations (GAAP)	$130,889	$118,308	$109,416	$(17,935)	$96,355
Depreciation, depletion and amortization	144,744	137,323	145,923	116,821	107,754
Impairment of Oil and Gas Assets	—	—	49,571	178,395	—
Interest expense, net	69,036	110,065	111,652	58,790	50,545
Unrealized (gain) loss on interest rate swaps, net	—	(30,169)	(1,882)	—	—
Income tax benefit (expense)	66,625	63,041	60,219	(14,640)	48,272
Rounding	—	(1)	1	1	1

EBITDA (non-GAAP)	411,294	398,567	474,900	321,432	302,927

Less adjustments:
Impairment of equity investments	—	—	—	5,170	—
Acquisition/Integration costs	—	—	—	1,601	—
Gain on sale of operating assets—Williston Basin assets	—	—	(75,854)	—	—
Incentive compensation—Williston Basin assets	—	—	4,008	—	—

EBITDA, as adjusted (non-GAAP)	$411,294	$398,567	$403,054	$328,203	$302,927

Pro forma net income, as adjusted, EBITDA and EBITDA, as adjusted

        In addition, the Company has presented pro forma net income, as adjusted (non-GAAP) and pro forma EBITDA, as adjusted (non-GAAP), which represent net income, as adjusted (non-GAAP) and EBITDA, as adjusted (non-GAAP), respectively, taking into account pro forma adjustments with respect to the acquisitions of SourceGas, as described below under "—Summary Unaudited Pro Forma Financial Information." The same considerations that are described above with respect to net income, as adjusted (non-GAAP) and EBITDA, as adjusted (non-GAAP) apply to pro forma net income, as adjusted (non-GAAP) and pro forma EBITDA, as adjusted (non-GAAP).

        The following table provides reconciliations of pro forma net income, as adjusted (non-GAAP) and pro forma EBITDA, as adjusted (non-GAAP), to the Company's most directly comparable pro forma GAAP measures for the year ended December 31, 2014 and the nine months ended September 30, 2015.

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
	(Thousands)	(Thousands)
Pro forma net income, as adjusted (non-GAAP):
Pro forma net income (loss)	$129,726	$(26,051)

Asset impairment—Oil and Gas	—	113,076
Impairment of equity investments	—	3,360
Acquisition/integration costs	—	3,014

Total adjustments	—	119,450

Pro forma net income, as adjusted (non-GAAP)	$129,726	$93,399

Pro forma EBITDA, as adjusted (non-GAAP):
Pro forma net income (loss)	$129,726	$(26,051)
Interest expense, net	142,362	126,562
Unrealized (gain) loss on interest rate swaps, net	—	—
Depreciation, depletion and amortization	185,748	151,415
Impairment of Oil and Gas Assets	—	178,395
Income tax (benefit) expense	64,389	(18,288)

Pro forma EBITDA (non-GAAP)	522,225	412,033

Impairment of equity investments	—	5,170

Pro forma EBTIDA, as adjusted (non-GAAP)	$522,225	$417,203

Summary Unaudited Pro Forma Financial Information

        The following tables set forth, for the periods and at the dates indicated, summary unaudited pro forma financial information for BHC after giving effect to the Transaction. The summary unaudited pro forma income statement information for the year ended December 31, 2014 and for the nine months ended September 30, 2015 gives effect to the Transaction as if it was completed on January 1, 2014. The summary unaudited pro forma balance sheet information as of September 30, 2015 gives effect to the Transaction as if it were completed on such date. We have derived this summary unaudited pro forma combined condensed financial information from the unaudited pro forma combined condensed financial statements contained in our Current Report on Form 8-K filed with the SEC on November 16, 2015, which is incorporated by reference in this prospectus supplement.

        The combined historical consolidated financial information has been adjusted in the summary unaudited pro forma financial information below to give effect to pro forma events that are:

  •
  directly attributable to the Transaction;

  •
  factually supportable; and

  •
  with respect to income statement information, expected to have a continuing impact on the combined results of BHC and SourceGas.

        The summary unaudited pro forma financial information below does not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or restructuring that could result from the Transaction. Further, the summary unaudited pro forma financial information does not reflect the effect of any regulatory actions that may impact the unaudited pro forma combined condensed financial statements when the Transaction is completed. The unaudited pro forma income statement information reflects adjustments to remove the effect of transaction costs associated with the Transaction that have been incurred by BHC and are included in its historical financial statements. Certain amounts in SourceGas's historical balance sheets and statements of income have been reclassified to conform to BHC's presentation in the unaudited pro forma combined condensed financial statements.

        Among other things, the summary unaudited pro forma information, and the unaudited pro forma combined condensed financial statements from which it is derived, reflects an assumed $233.0 million of borrowings under our credit facility (with a corresponding increase in cash) and an assumption that we will draw $450.0 million of short-term debt under the Bridge Term Loan Agreement in lieu of the $450.0 million of long-term debt from a proposed future debt offering, as described in Note 3 (Financing the Acquisition) to the unaudited pro forma combined condensed financial statements. However, we currently expect to issue long-term debt in a proposed future debt offering in lieu of drawing under the Bridge Term Loan Agreement and to draw on our credit facility only to the extent necessary to fund the remaining balance of the purchase price for the Transaction. As a result, the sources and uses information described below and under "Use of Proceeds" reflects an assumption that we will finance the acquisition through a draw under our credit facility in the amount of $34.2 million and the issuance of $450.0 million of long-term debt (in addition to the proceeds from this offering and the concurrent Equity Units offering and assuming the continuation of $873.7 million of SourceGas's indebtedness).

        Assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the unaudited pro forma combined condensed financial statements incorporated by reference in this prospectus supplement, which should be read in connection with the summary unaudited pro forma financial information set forth below. Because the unaudited pro forma combined condensed financial statements have been prepared in advance of the completion of the Transaction, the final amounts recorded upon closing may differ materially from the information presented. These estimates are subject to change as a result of market conditions, further review of the assets acquired and liabilities assumed and additional information available at the time of the closing of the Transaction, among other things.

        The summary unaudited pro forma financial information below has been presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company. In addition, results for the nine months ended September 30, 2015 are not necessarily indicative of results expected for the full year ending December 31, 2015.

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
	(Thousands)
Pro Forma Income Statement Information:
Revenue	$1,885,698	$1,320,047
Total operating expenses	$1,553,277	$1,236,011

Operating income	$332,421	$84,036

Net income (loss) available for common stock	$129,726	$(26,051)

At September 30, 2015
(Thousands)
Pro Forma Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$239,608
Total current assets	$693,840
Total property, plant and equipment, net	$4,206,927
Total assets	$6,493,342
Liabilities and stockholders' equity
Current liabilities:
Notes payable	$800,867
Current portion of long-term debt	$—
Total current liabilities	$1,258,082
Capitalization:
Long-term debt, net of current maturities	$2,701,543
Total stockholders' equity	$1,474,830
Total capitalization	$4,176,373
Total liabilities and stockholders' equity	$6,493,342

RISK FACTORS

        In considering whether to invest in our common stock, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption "Risk Factors" in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Form 10-K/A filed on August 7, 2015, and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, all of which are incorporated by reference in this prospectus supplement, as well as the additional risks described below. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect us.

 Risks Related to Investing in our Common Stock

The trading price of our common stock has been and could continue to be volatile.

        The trading price of our common stock has been and could continue to be volatile. It is impossible to predict whether the price of our common stock will rise or fall. The price of our common stock could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the risk factors herein and in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Form 10-K/A filed on August 7, 2015, and in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, as well as under "Forward-Looking Statements" in this prospectus supplement, many of which events and factors are beyond our control.

Non-U.S. holders may be subject to U.S. federal income tax in connection with a sale, exchange or other disposition of our common stock.

        We believe that we may have been, may currently be, or may become, a U.S. real property holding company. As a result, non-U.S. holders of our common stock may be subject to United States federal income tax in respect of payments in connection with a sale, exchange or other disposition of our common stock. Certain exceptions to this tax may apply if our common stock is regularly traded on an established securities market, as discussed in "Material United States Federal Income Tax Consequences to Non-U.S. Holders—Sale, Exchange or Other Taxable Disposition of Common Stock." We expect that our common stock will be regularly traded on an established securities market, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of the exception for certain interests in publicly traded corporations.

The trading price and liquidity of our common stock could be adversely impacted if the material weakness in our internal control over financial reporting is not fully remediated and results in a material misstatement of our financial statements.

        In preparing our Form 10-Q for the quarter ended June 30, 2015, we identified certain immaterial errors in full cost ceiling test impairment calculation that impacted our previously issued consolidated financial statements. Our management concluded, and our independent registered public accounting firm agreed, that our internal control over financial reporting was not effective as of December 31, 2014 due to a material weakness relating to these immaterial errors. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis. Our management has implemented a remediation plan and believes that the steps taken have effectively remediated the material weakness; however, confirmation of the remediation and removal of the material weakness are dependent upon the controls operating effectively over time and assessment of our internal control over financial reporting as of December 31, 2015. If these remedial measures are insufficient and result in a material misstatement of our financial statements, investors could lose confidence in our reported financial information, which could adversely impact the trading price and liquidity of our common stock.

Risks Related to the SourceGas Acquisition

The Transaction may not be completed or may be approved subject to unfavorable regulatory conditions, which could adversely affect anticipated benefits for our business, financial condition, results of operations or stock price.

        On July 12, 2015, Black Hills Utility Holdings entered into the Purchase and Sale Agreement to acquire SourceGas. We expect to complete the Transaction in the first half of 2016, subject to customary closing conditions, including regulatory approval from Arkansas Public Service Commission, Colorado Public Utilities Commission, Nebraska Public Service Commission and Wyoming Public Service Commission. The Purchase and Sale Agreement requires us to use our reasonable best efforts to obtain these approvals. Such closing conditions and approvals may take longer than anticipated to satisfy, which could delay the closing of the Transaction, and we cannot provide assurances that all closing conditions will be satisfied or waived or that we will obtain all required approvals.

        The regulatory commissions or interveners in the approval proceedings could seek to block or challenge the Transaction or one or more regulatory commissions could impose restrictions or require changes to the terms of the Transaction they deem necessary or desirable in the public interest as a condition to approving the Transaction, including restrictions on the business, operations, or financial performance of our utilities and the utilities we would acquire from SourceGas. Any such challenges could delay the closing of the Transaction. If these approvals are not received, then we will not be obligated to complete the Transaction. If these approvals are not received, or are not received on terms that satisfy the conditions set forth in the Purchase and Sale Agreement, then the sellers will not be obligated to complete the Transaction. However, if these approvals include restrictions or require changes to the terms of the Transaction, we may be required to complete the Transaction subject to such restrictions and changed terms, which could materially and adversely affect our business results and financial condition.

        The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was terminated early on August 18, 2015.

        The Purchase and Sale Agreement contains certain termination rights for both us and the sellers, including, among others, the right to terminate if the Transaction is not completed by July 12, 2016 (subject to extension to October 12, 2016, under certain circumstances related to fulfillment of the regulatory approval closing conditions).

The Transaction may not achieve its intended results, including anticipated operating efficiencies and cost savings, and integration efforts may adversely affect our business, financial condition or results of operations, which may negatively affect the market price of our common stock.

        While management currently anticipates that the Transaction will be accretive to our earnings per share, as adjusted (non-GAAP) beginning in the first calendar year after closing of the Transaction, this expectation is based on preliminary estimates which may materially change. In addition, although we expect that the Transaction will result in various other benefits, including a significant amount of operating efficiencies and other financial and operational benefits, there can be no assurance regarding when or the extent to which we will be able to realize these operating efficiencies or other benefits. Achieving the anticipated benefits is subject to a number of uncertainties, including whether the businesses acquired can be operated in the manner we intend and whether our costs to finance the Transaction will be consistent with our expectations. Events outside of our control, including but not limited to regulatory changes or developments, could also adversely affect our ability to realize the anticipated benefits from the Transaction. Thus the integration of SourceGas's business may be unpredictable, subject to delays or changed circumstances, and we can give no assurance that the acquired businesses will perform in accordance with our expectations or that our expectations with respect to integration or operating efficiencies as a result of the Transaction will materialize. In addition, our anticipated transaction costs and costs to achieve the integration of SourceGas may differ significantly from our current estimates. The integration may place an additional burden on our management and internal resources, and the diversion of management's attention during the integration process could have an adverse effect on our business, financial condition and expected operating results. Any of these factors could cause a decrease in the price of our common stock.

The Transaction may subject us to other risks.

        The Transaction subjects us to a number of additional risks, including the following:

  •
  Uncertainty about the effect of the Transaction on employees, customers, vendors and others may have an adverse effect on us. Although we intend to take steps designed to reduce any adverse effects, these uncertainties may impair our ability to attract, retain and motivate key personnel until the Transaction is completed, and for a period of time thereafter, and could cause vendors and others that deal with us to seek to change existing business relationships.

  •
  The trading price of our common stock may decline if the Transaction is not completed, to the extent that the current market price reflects a market assumption that the Transaction will be completed.

  •
  While the Transaction is pending, we are subject to business uncertainties that could materially adversely affect our financial results.

  •
  We cannot be assured that our credit ratings will not be lowered as a result of the proposed Transaction or for any other reason, including the failure to consummate the Transaction. Any reduction in our credit ratings could adversely affect our ability to complete the Transaction, our access to capital, our cost of capital and our other operating costs, and our ability to refinance or repay our existing debt and complete new financings, including permanent financing of the Transaction on acceptable terms or at all.

  •
  U.S. credit markets may impact our ability to execute our plan in securing permanent financing for the Transaction on favorable terms. We expect to pay the purchase price of the Transaction as described under "Use of Proceeds". Unexpected periods of volatility and disruption in U.S. credit markets could affect our ability to obtain permanent financing for the Transaction more difficult and costly. Unexpected volatility on utility stock indexes could also have an unfavorable impact on our stock price, which could affect our ability to raise equity on favorable terms.

        The occurrence of any of these events individually or in combination could have a material adverse effect on our business, financial condition or results of operations or the trading price of our common stock.

We expect to issue significant debt, common stock and Equity Units to provide permanent financing for the Transaction in lieu of or to refund borrowings under the Bridge Term Loan Agreement and, as a result, we are subject to market risks including market demand for debt offerings, interest rate volatility, and adverse impacts on our credit ratings.

        On August 6, 2015, we entered into the Bridge Term Loan Agreement for commitments totaling $1.17 billion, which may be used to finance all or a significant portion of the Transaction and pay related fees and expenses in the event that permanent financing is not completed at the time of the closing. The permanent financing is anticipated to include approximately $245 million of proceeds from this offering of common stock, approximately $260 million of proceeds from our concurrent Equity Units offering, approximately $450 million of new long-term indebtedness and the continuation of a portion of SourceGas's debt as of the closing of the Transaction, with the remainder being funded from cash on hand (which may include proceeds of a potential sale of a portion of Black Hills Colorado IPP, LLC), draws under our revolving credit agreement or other short term financings. As a result, it is anticipated that our debt will increase by $1.6 billion in connection with the Transaction.

        Although we and our advisers believe we have taken prudent steps to position the Company and its subsidiaries for successful capital raises, there can be no assurance as to the ultimate cost or availability of funds to complete the permanent financing.

        Among other risks, the planned increase in indebtedness may:

  •
  make it more difficult for us to repay or refinance our debts as they become due during adverse economic and industry conditions;

  •
  limit our flexibility to pursue other strategic opportunities or react to changes in our business and the industry in which we operate and, consequently, place us at a competitive disadvantage to competitors with less debt;

  •
  require an increased portion of our cash flows from operations to be used for debt service payments, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

  •
  result in a downgrade in the credit rating of our indebtedness, which could limit our ability to borrow additional funds or increase the interest rates applicable to our indebtedness;

  •
  result in higher interest expense in the event of increases in market interest rates for both long-term debt as well as short-term commercial paper, bank loans or borrowings under our line of credit at variable rates;

  •
  reduce the amount of credit available to support hedging activities; and

  •
  require that additional terms, conditions or covenants be placed on us.

        Among other risks, the issuance of additional equity pursuant to the offering hereby may:

  •
  be dilutive to our existing shareholders and earnings per share;

  •
  impact our capital structure and cost of the capital;

  •
  be adversely impacted by movements in the overall equity markets or the utility or natural gas utility industry sectors of that market, which could impact the offering price of our new equity or necessitate the use of other equity or equity-like instruments such as preferred stock, convertible preferred shares, or convertible debt; and

  •
  impact our ability to make our current and future dividend payments.

The summary unaudited pro forma financial information contained elsewhere in or incorporated by reference in this prospectus supplement may not be representative of the combined results of the Company and SourceGas after the consummation of the Transaction and related financings, and accordingly, you have limited financial information on which to evaluate the integrated companies.

        The summary unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transaction and related financings been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The summary unaudited pro forma financial information does not reflect future events that may occur after the closing of the Transaction and related financings, including the potential realization of operating efficiencies or costs related to the planned integration of SourceGas, and does not consider potential impacts of current market conditions on revenues or expenses. The summary unaudited pro forma financial information presented in or incorporated by reference into this prospectus supplement is based in part on certain assumptions regarding the Transaction and related financings that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

We will incur significant transaction and acquisition-related costs in connection with the Transaction.

        We expect to incur significant costs associated with the Transaction and combining the operations of the two companies, including costs to achieve targeted cost-savings. The substantial majority of the expenses resulting from the Transaction will be composed of transaction costs, systems consolidation costs, and business integration and employment-related costs. We may also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies' businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

Failure to complete the Transaction could negatively affect our stock price as well as our future business and financial results.

        If the Transaction is not completed, we will be subject to a number of risks, including:

  •
  we must pay costs related to the Transaction and related financings, including legal, accounting, financial advisory, filing and printing costs, whether the Transaction is completed or not;

  •
  we could be subject to litigation related to the failure to complete the Transaction or other factors, which litigation may adversely affect our business, financial results and stock price; and

  •
  if we complete the offering of common stock contemplated by this prospectus supplement or the concurrent offering of Equity Units, we would be subject to significant earnings per share dilution if we do not find other attractive investment opportunities or undertake other means to reduce our overall shares outstanding.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $         million from the sale of our common stock in this offering after deducting the underwriting discounts and commissions and estimated offering expenses. We estimate that we will receive net proceeds of approximately $         million if the underwriters exercise in full their option to purchase up to 825,000 additional shares.

        In addition, we estimate that we will receive net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $         million, from our concurrent Equity Units offering (approximately $         million if the underwriters of such offering exercise in full their option to purchase additional Equity Units). The concurrent Equity Units offering is not contingent on the completion of this offering and this offering is not contingent on the completion of the concurrent Equity Units offering.

        We intend to use the net proceeds from this offering, together with cash on hand and proceeds from the concurrent offering of Equity Units and new debt, to fund a portion of the cash consideration payable in connection with the Transaction. However, the consummation of this offering is not conditioned on the closing of the Transaction. If we do not consummate the Transaction, we will retain broad discretion to use all of the net proceeds from this offering for general corporate purposes. See "Prospectus Supplement Summary—Pending SourceGas Acquisition" in this prospectus supplement.

        Until the Transaction is consummated (or it is determined that it will not be) these net proceeds will be held in cash or cash equivalents.

        We currently intend to use the proceeds from the settlement of the purchase contracts that are a component of the Equity Units being offered in the concurrent Equity Units offering to repay debt or for other general corporate purposes. We do not intend to use such proceeds to repurchase shares of our common stock.

        The estimated sources and uses of the funds for the Transaction, assuming the Transaction had closed on September 30, 2015, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including:

  •
  the final purchase price, which will be adjusted by the amount by which net working capital of SourceGas is greater than or less than zero at closing, capital expenditures incurred by SourceGas from March 31, 2015 through closing and indebtedness of SourceGas at closing;

  •
  the amount of net proceeds that we receive from this offering of our common stock;

  •
  the amount of net proceeds that we receive from our concurrent offering of Equity Units;

  •
  the amount of net proceeds, if any, that we receive from a proposed future debt offering to finance the Transaction (which also depends on the net proceeds from this offering of common stock and the concurrent offering of Equity Units);

  •
  the amount of indebtedness of SourceGas that we pay down or refinance at closing; and

  •
  changes in our debt balances and net working capital from September 30, 2015 to the closing.

        There can be no assurance that the Transaction or any of the other financing transactions will be consummated under the terms contemplated or at all. Even if the Transaction or any other financing transactions do not occur, the common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of the common stock sold in this offering.

($ in Thousands) Sources		Uses
Short-term Debt(1)	$34,221	Purchase of SourceGas Stock(5)	$956,254
Proposed Long-term Debt(2)	450,000	Continuation of SourceGas Debt(5)	873,746
Common Stock Offered Hereby(3)	245,630	Fees and Expenses(6)	33,597

Concurrent Offering of Equity Units(4)	260,000
Continuation of SourceGas Debt(5)	873,746

Total Sources	$1,863,597	Total Uses	$1,863,597

(1)
Short term debt is included under "notes payable" in our pro forma financial statements. In addition to the sources and uses relating to this offering described above, the pro forma financial information included in this prospectus supplement also reflects an assumed $198.7 million of additional borrowings under our credit facility and a corresponding increase in cash, which are not reflected in this table.

(2)
Represents estimated gross proceeds of a proposed future debt offering of $450 million but without deduction for underwriters' discounts and commissions and other fees and expenses. We do not have a firmly committed agreement in place related to such debt offering. In the event such long-term debt financing is not available, we may draw on the Bridge Term Loan Agreement as described above under "Prospectus Supplement Summary—Pending SourceGas Acquisition." As a result, the pro forma financial information included in this prospectus supplement reflects an assumption that we will draw $450.0 million of short-term debt under the Bridge Term Loan Agreement (included under "notes payable" in the pro forma financial information in this prospectus supplement) in lieu of the $450.0 million of long-term debt reflected in this table.

(3)
Represents estimated gross proceeds of this offering, but without deduction for underwriters' discounts and commissions and other fees and expenses, based upon the sale of 5,500,000 shares at $44.66 per share, the closing price on November 12, 2015, and excluding any proceeds of the underwriters' exercise of their option to purchase additional shares of common stock.

(4)
Represents estimated gross proceeds of the concurrent Equity Units offering, but without deduction for underwriters' discounts and commissions and other fees and expenses, based upon the sale of 5,200,000 Equity Units at $50 per unit, and excluding any proceeds of the underwriters' exercise of their option to purchase additional Equity Units. See "Concurrent Equity Units Offering" for information about the concurrent Equity Units offering.

(5)
The purchase price payable at closing of the Transaction will be determined as follows: (a) $1,691,650,000; (b) minus or plus the amount by which net working capital of SourceGas is greater than or less than zero at closing of the Transaction (for purposes of this table, we have assumed no net working capital adjustment); (c) plus capital expenditures incurred by SourceGas from March 31, 2015 through closing of the Transaction (for purposes of this table, we have assumed $140 million of capital expenditures through September 30, 2015); and (d) minus indebtedness of SourceGas at closing of the Transaction. For purposes of this table, we have assumed the continuation of all $874 million of SourceGas's outstanding indebtedness as of September 30, 2015. We expect that a portion of SourceGas's indebtedness will be repaid at or prior to the closing of the Transaction, which would result in additional cash outlays that we expect would be funded from cash on hand (which may include proceeds of a potential sale of a portion of Black Hills Colorado IPP, LLC), draws under our revolving credit agreement or other short term financings. We anticipate that, after giving effect to such repayments (which are not reflected in this table or the pro forma financial information included in this prospectus supplement), approximately $700 million of SourceGas debt will actually be continued. The actual amounts of working capital, capital expenditures and indebtedness of SourceGas at the closing of the Transaction will vary from the assumptions reflected in this table, and any such variations may be material.

(6)
Represents estimated fees and expenses, including underwriters' discounts and commissions, legal, accounting and other fees and expenses associated with the completion of the Transaction and the financing transactions.

 CAPITALIZATION

        The following table sets forth our historical consolidated cash and cash equivalents and capitalization as of September 30, 2015:

  •
  on an actual basis; and

  •
  on an as-adjusted (unaudited) basis, after giving effect to:

  •
  the issuance and sale of the common stock offered hereby (assuming no exercise of the underwriters' option to purchase additional shares); and

  •
  the issuance and sale of the Equity Units, including the remarketable junior subordinated notes included therein, offered in the concurrent Equity Units offering (assuming no exercise of the underwriters' option to purchase additional Equity Units); and

  •
  on an as further adjusted (unaudited) basis, after giving effect to:

  •
  the Transaction; and

  •
  the proposed issuance and sale of debt securities to finance the Transaction (which also depends on the net proceeds from this offering of common stock and the concurrent offering of Equity Units).

        The historical data in the table are derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. You should also read this table in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the related notes thereto from our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Form 10-K/A filed on August 7, 2015, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, as amended by Form 10-Q/A filed on August 7, 2015, June 30, 2015 and September 30, 2015. See "Where You Can Find More Information" in this prospectus supplement.

	As of September 30, 2015
	Actual	As Adjusted	As Further Adjusted
	($ in Thousands)
Cash and Equivalents(1)	$38,841	$528,074	$40,862
Short-term Debt(1)	$117,900	$117,900	$152,121
Long-term Debt(1)(2)	$1,567,797	$1,567,797	$2,441,543
Proposed Long-term Debt(1)(3)	$—	$—	$450,000
2015 Series A % Remarketable Junior Subordinated Notes due 2028(4)	$—	$260,000	$260,000
Total Debt(1)(2)	$1,685,697	$1,945,697	$3,303,664
Total Stockholders' Equity(5)	$1,287,212	$1,474,830	$1,474,830
Total Capitalization	$2,972,909	$3,420,527	$4,778,494
Long-term Debt/Total Capitalization	52.7%	53.4%	66.0%

(1)
Among other things, the summary unaudited pro forma information included in this prospectus supplement, and the unaudited pro forma combined condensed financial statements from which it is derived, reflects an assumed $233.0 million of borrowings under our credit facility (with a corresponding increase in cash) and an assumption that we will draw $450.0 million of short-term debt under the Bridge Term Loan Agreement in lieu of the $450.0 million of long-term debt from a proposed future debt offering, as described in Note 3 (Financing the Acquisition) to the unaudited pro forma combined condensed financial statements. However, we currently expect to issue long-term debt in a proposed future debt offering in lieu of drawing under the Bridge Term Loan Agreement and to draw on our credit facility only to the extent necessary to fund the remaining balance of the purchase price for the Transaction. As a result, for purposes of this table, we have assumed a draw under our credit facility in the amount of $34.2 million (a $198.7 million reduction as compared to the pro forma financial information) and the issuance of $450.0 million of long-term debt.

(2)
For purposes of this table, long-term debt and total debt, each on an as further adjusted (unaudited) basis, have assumed the continuation of all $874 million of SourceGas's outstanding indebtedness as of September 30, 2015. We expect that a portion of SourceGas's indebtedness will be repaid at or prior to the closing of the Transaction, which would result in additional cash outlays that we expect would be funded from cash on hand (which may include proceeds of a potential sale of a portion of Black Hills Colorado IPP, LLC), draws under our revolving credit agreement or other short term financings. We anticipate that, after giving effect to such repayments (which are not reflected in this table or the pro forma financial information included in this prospectus supplement), approximately $700 million of SourceGas debt will actually be continued. The actual amounts of indebtedness of SourceGas at the closing of the Transaction will vary from the assumptions reflected in this table, and any such variation may be material. Long-term debt and total debt, each on an as further adjusted (unaudited) basis, do not give effect to the subsequent incurrence of an additional $40 million of debt by SourceGas under its revolving credit agreement in October 2015.

(3)
Represents estimated gross proceeds of a proposed future debt offering of $450.0 million but without deduction for discounts and other fees and expenses. We do not have a firmly committed agreement in place related to such debt offering. In the event such long-term debt financing is not available, we may draw on the Bridge Term Loan Agreement as described above under "Prospectus Supplement Summary—Pending SourceGas Acquisition."

(4)
The 2015 Series A        % remarketable junior subordinated notes due 2028 are a component of the Equity Units being offered in the concurrent Equity Units offering. The As Adjusted amount will increase by approximately $39.0 million if the underwriters exercise their option to purchase additional Equity Units in full.

(5)
The As Adjusted and As Further Adjusted amounts for stockholders' equity reflect:

•
an increase in stockholders' equity for the estimated $245.6 million gross proceeds of this common stock offering, based upon an assumed offering price of $44.66 per share, the closing price of our common stock on November 12, 2015 (such gross proceeds will increase by approximately $36.8 million if the underwriters exercise their option to purchase additional shares of common stock in full);

•
a reduction in stockholders' equity of approximately $27.8 million representing the estimated present value of the contract adjustments payable in connection with the Equity Units being offered in the concurrent Equity Units offering (such reduction amount would increase by approximately $4.2 million if the underwriters exercise their option to purchase additional Equity Units in full); and

•
a reduction in stockholders' equity of an estimated $30.2 million of issuance costs (representing estimated fees and expenses, including underwriters' discounts and commissions, legal, accounting and other fees and expenses) for the common stock offered hereby and the Equity Units being offered in the concurrent Equity Units offering (such reduction amount would increase by an estimated $2.3 million if the underwriters in both this offering and the concurrent

    Equity Units offering exercise their options to purchase additional shares of common stock and additional Equity Units in full).

        If the Transaction closes, the proceeds of this offering are expected to be used in accordance with the Sources and Uses table set forth under "Use of Proceeds" and, until so used or used for general corporate purposes, will be held in cash or cash equivalents. See "Prospectus Supplement Summary—Pending SourceGas Acquisition" in this prospectus supplement for a description of the Transaction.

 PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is listed on the NYSE under the symbol "BKH." The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common stock as reported on the NYSE and dividends for the quarters indicated. The closing price of our common stock on November 13, 2015 was $44.00.

	Price Range of Common Stock
			Dividend Declared Per Share
	High	Low
2013
First Quarter	$44.32	$36.89	$0.380
Second Quarter	50.53	43.19	0.380
Third Quarter	55.09	46.62	0.380
Fourth Quarter	54.83	47.00	0.380
2014
First Quarter	59.05	51.09	0.390
Second Quarter	61.41	55.23	0.390
Third Quarter	62.13	47.87	0.390
Fourth Quarter	57.17	47.11	0.390
2015
First Quarter	53.37	47.88	0.405
Second Quarter	52.96	43.48	0.405
Third Quarter	47.27	36.81	0.405
Fourth Quarter (through November 13, 2015)	46.77	41.24	0.405

        The number of registered shareholders of our common stock at September 30, 2015 was 4,074. We expect to continue our policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, financial condition and any contractual restriction or restrictions that may be imposed by our existing or future debt instruments. See "Description of Capital Stock—Common Stock."

        The declaration of dividends is at the discretion of our Board of Directors and is not guaranteed. The amount of dividends on our common stock, if any, will depend upon the rights of holders of any preferred stock or preference stock we may issue in the future, our results of operations and financial condition, future capital expenditures and investments, any applicable regulatory and contractual restrictions and other factors that our Board of Directors considers relevant.

        Our credit facilities and other debt obligations contain restrictions on the payment of cash dividends upon a default or event of default. An event of default would be deemed to have occurred if we did not meet certain financial covenants. The most restrictive financial covenants of our revolving credit agreement include the following: a recourse leverage ratio not to exceed .65 to 1.00. As of December 31, 2014, we were in compliance with those covenants.

        Covenants within the financing agreements of Cheyenne Light, Fuel and Power Company require it to maintain a debt to capitalization ratio of no more than .60 to 1.00. Our utilities in Colorado, Iowa, Kansas and Nebraska have regulatory agreements in which they cannot pay dividends if they have issued debt to third parties and the payment of a dividend would reduce their equity ratio to below 40% of their total capitalization; and neither Black Hills Utility Holdings, Inc. nor its utility subsidiaries can extend credit to the Company except in the ordinary course of business and upon reasonable terms consistent with market terms. Additionally, our utility subsidiaries may generally be limited to the amount of dividends allowed by state regulatory authorities to be paid to us as a utility holding company and also may have further restrictions under the Federal Power Act. As of December 31, 2014, the restricted net assets at our Electric and Gas Utilities were approximately $315 million.

        On October 27, 2015, we declared a cash dividend of $0.405 per share of our common stock, which will be paid on December 1, 2015 to holders of record as of November 17, 2015. This offering will not close on or prior to November 17, 2015 and, therefore, purchasers of our common stock in this offering will not be entitled to receive the dividend payable on December 1, 2015.

CONCURRENT EQUITY UNITS OFFERING

        Concurrently with this offering of common stock, under a separate prospectus supplement dated the date hereof, we are offering 5,200,000 Equity Units (5,980,000 Equity Units if the underwriters of such offering exercise in full their option to purchase additional Equity Units) in an underwritten public offering. Each Equity Unit will have a stated amount of $50 and will consist of a contract to purchase shares of our common stock and initially a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of our 2015 Series A        % remarketable junior subordinated notes due 2028. The purchase contracts obligate the holder to purchase, and us to sell, on November 1, 2018, for a price of $50 in cash, a number of shares of our common stock calculated based on the market price of our common stock, subject to anti-dilution adjustments as provided in such purchase contracts. The concurrent Equity Units offering is not contingent on the completion of this offering and this offering is not contingent upon the completion of the concurrent Equity Units offering. We plan to use the proceeds from the concurrent Equity Units offering and the proceeds of this offering to fund a portion of the consideration for the Transaction and pay certain fees and expenses relating to the Transaction. See "Use of Proceeds."

        The foregoing description and other information regarding the concurrent Equity Units offering is included herein solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any Equity Units included in the concurrent Equity Units offering.

 DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, without par value. As of September 30, 2015, 44,854,916 shares of common stock and no shares of preferred stock were issued and outstanding (excluding treasury shares).

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders may use cumulative voting for the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, holders of our common stock are entitled to receive equally dividends as they may be declared by our board of directors out of funds legally available for the payment of dividends. Our revolving credit agreement and other debt obligations contain restrictions on the payment of cash dividends upon a default or event of default. In the event of our liquidation or dissolution, holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock.

        Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of our common stock are, and the shares of common stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

        Our board of directors has the authority, without further action by our shareholders, to issue shares of undesignated preferred stock from time to time in one or more series and to fix the related number of shares and the designations, voting powers, preferences, optional and other special rights, and restrictions or qualifications of that preferred stock. The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ from common stock and other series of preferred stock with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of additional series of preferred stock could:

  •
  decrease the amount of earnings and assets available for distribution to holders of common stock;

  •
  adversely affect the rights and powers, including voting rights, of holders of common stock; and

  •
  have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Effects of South Dakota Law and Provisions of Our Charter and Bylaws

        South Dakota law and our articles of incorporation and bylaws contain certain provisions that may be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of us or remove our management.

  Control Share Acquisitions

        We have elected in our articles of incorporation not to be subject to the control share acquisition provisions of the South Dakota Domestic Public Corporation Takeover Act, which would otherwise apply to us. These provisions provide generally that the shares of a publicly held South Dakota corporation acquired by a person that exceed the thresholds of voting power described below will have the same voting rights as other shares of the same class or series only if approved by:

  •
  the affirmative vote of the majority of all outstanding shares entitled to vote, including all shares held by the acquiring person; and

  •
  the affirmative vote of the majority of all outstanding shares entitled to vote, excluding all interested shares.

        Each time an acquiring person reaches a threshold, an election must be held as described above before the acquiring person will have any voting rights with respect to shares in excess of such threshold. The thresholds which require shareholder approval before voting powers are obtained with respect to shares acquired in excess of such thresholds are 20%, 33 1/3% and 50%, respectively.

  Business Combinations

        We are subject to the provisions of Section 47-33-17 of the South Dakota Domestic Public Corporation Takeover Act. In general, Section 47-33-17 prohibits a publicly held South Dakota corporation from engaging in a "business combination" with an "interested shareholder", unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Unless the interested shareholder has been an interested shareholder for at least four years, a business combination with the interested shareholder must be approved by the board of directors of the corporation prior to the date of the interested shareholder's acquisition of the corporation's voting stock, by the affirmative vote of all of the holders of all of the outstanding voting shares, or, under some circumstances, by the affirmative vote of the holders of a majority of the outstanding voting shares exclusive of those shares beneficially owned by the interested shareholder or any of its affiliates or associates. After the four year period has elapsed, the business combination must still be approved, if not previously approved in the manner prescribed, by the affirmative vote of the holders of a majority of the outstanding voting shares exclusive, in some instances, of those shares beneficially owned by the interested shareholder or any of its affiliates or associates. Generally, an "interested shareholder" is a person who, together with affiliates and associates, beneficially owns, directly or indirectly, 10% or more of the corporation's voting stock. A "business combination" includes a merger, a transfer of 10% or more of the corporation's assets, the issuance or transfer of stock equal to 5% or more of the aggregate market value of all of the corporation's outstanding shares, the adoption of a plan of liquidation or dissolution, or other transaction resulting in a financial benefit to the interested shareholder. The provisions of Section 47-33-17 of the South Dakota Domestic Public Corporation Takeover Act may delay, defer or prevent a change in control of us without the shareholders taking further action.

        The South Dakota Domestic Public Corporation Takeover Act further provides that our board, in determining whether to approve a merger or other change of control, may take into account both the long-term as well as short-term interests of us and our shareholders, the effect on our employees, customers, creditors and suppliers, the effect upon the community in which we operate and the effect on the economy of the state and nation. This provision may permit our board to vote against some proposals that, in the absence of this provision, it would otherwise have a fiduciary duty to approve.

  Fair Price Provision

        Our articles of incorporation require the affirmative vote of the holders of 80% or more of the outstanding shares of our voting stock to approve any "business transaction" with any "related person" or any "business transaction" in which a "related person" has an interest. However, if a majority of the continuing members of our board who are not affiliated with the related party approve the business transaction, or if the cash or fair market value of any consideration received by our shareholders pursuant to a business transaction meets certain enumerated requirements, then the 80% voting requirement will not be applicable. Generally, our articles of incorporation define a "business transaction" to include, among other things, a merger, asset or stock sale. Our articles of incorporation generally define a "related person" as any person, entity or group that, together with its affiliates and associates, beneficially owns 10% or more of our outstanding voting stock. The likely effect of this provision is to delay, defer or prevent a change in control.

  Board Composition

        Our articles of incorporation and bylaws provide for a staggered board of directors divided into three classes, with the term of office of one class expiring each year. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause and by the affirmative vote of the majority of the remaining members of the board of directors. The likely effect of our staggered board of directors and the limitation on the removal of directors is an increase in the time required for the shareholders to change the composition of our board of directors.

  Authorized but Unissued Shares

        The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Our board of directors has no present intention to issue any new series of preferred stock; however, our board has the authority, without further shareholder approval, to issue one or more series of preferred stock that could, depending on the terms of the series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although our board of directors is required to make any determination to issue such stock based on its judgment as to the best interest of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. Our board of directors does not intend to seek shareholder approval prior to any issuance of stock, unless otherwise required by law or the rules of the stock exchange on which our common stock is listed.

  Shareholder Action by Written Consent Must Be Unanimous

        South Dakota law provides that any action which may be taken at a meeting of shareholders may be taken without a meeting if a written consent, setting forth the action taken, is signed by all of the shareholders entitled to vote with respect to the action taken. This provision prevents holders of less than all of our common stock from unilaterally using the written consent procedure to take shareholder action.

Transfer Agent

        The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services. Its address is P.O. Box 64854, St. Paul, Minnesota 55164-0854, and its telephone number for shareholder services is 800-468-9716.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of common stock acquired in this offering. This discussion is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions, each as in effect as of the date of this prospectus supplement. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth herein.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of common stock that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

        For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding common stock should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of common stock.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner's particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or that may apply to beneficial owners subject to special rules under the U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes, certain former citizens or former long-term residents of the United States, beneficial owners who hold our common stock as part of a hedge, straddle, or constructive sale or conversion transaction, or shareholders in "controlled foreign corporations" or "passive foreign investment companies" that hold our common stock). This discussion also does not address U.S. federal tax laws other than those pertaining to the income tax, nor does it address any aspects of U.S. state, local, non-U.S. or other taxes. Accordingly, prospective investors should consult their tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of the purchase ownership and disposition of our common stock.

  Dividends and Other Distributions with Respect to Common Stock

        Any distribution on common stock generally will be treated as a dividend to a non-U.S. holder of common stock to the extent of our current and accumulated earnings and profits, as determined under

U.S. federal income tax principles at the end of the tax year in which the distribution occurs. To the extent the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock and will be treated as described below under "—Sale, Exchange, or Other Taxable Disposition of Common Stock."

        Dividends, if any, paid with respect to shares of common stock made to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless effectively connected with such non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment of the non-U.S. holder in the United States) and such non-U.S. holder provides a properly completed and executed Internal Revenue Service ("IRS") Form W-8ECI (or successor form). In order to claim an exemption from or reduction of withholding under an applicable income tax treaty, a non-U.S. holder generally must furnish a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form) prior to the payment date. Non-U.S. holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

        Any dividend payments to a non-U.S. holder that are effectively connected with such non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder in the United States) generally are not subject to U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and other requirements. Instead, such payments generally will be subject to U.S. federal income tax on a net income basis and at the graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its "effectively connected earnings and profits" for the taxable year, subject to certain adjustments.

  Sale, Exchange or Other Taxable Disposition of Common Stock

        Subject to the discussion below under "—Information Reporting and Backup Withholding" and "—FATCA Legislation," a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

  •
  the non-U.S. holder, by virtue of holding shares of common stock, is considered to own an interest in a U.S. real property holding corporation ("USRPHC") and does not meet the criteria for exemption from U.S. federal income tax.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its "effectively connected earnings and profits" for the taxable year, subject to certain adjustments.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

        We believe that we may have been, may currently be, or may become, a USRPHC. If we are or become a USRPHC, so long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder will not be subject to U.S. federal income tax on the disposition of our common stock so long as such non-U.S. holder has not held (at any time during the shorter of the five year period preceding the date of disposition or such non-U.S. holder's holding period) more than 5% (actually or constructively) of our total outstanding common stock. If, however, our common stock ceases to be regularly traded on an established securities market, or a non-U.S. holder held more than 5% (actually or constructively) of our total outstanding common stock during the relevant period, a non-U.S. holder will be subject to U.S. federal income tax on the disposition of our common stock. We expect that our common stock will be regularly traded on an established securities market, but this cannot be assured. If our common stock is not regularly traded, a non-U.S. holder may be subject to withholding under certain circumstances. Prospective investors should consult their own tax advisors regarding the application of the exception for certain interests in publicly traded corporations.

Information Reporting and Backup Withholding

        Information reporting generally will apply to payments of dividends with respect to, or the proceeds from the disposition of our common stock paid to, a non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which a non-U.S. holder resides or is established pursuant to the provisions of a specific treaty or agreement with such tax authorities.

        U.S. federal backup withholding is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Payments of dividends with respect to, or the proceeds from the disposition of, our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form or successor form) and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person, or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS. Prospective investors should consult their tax advisors regarding the application of these rules to their particular circumstances.

FATCA Legislation

        Under Sections 1471 through 1474 of the Code, commonly referred to as "FATCA," a U.S. federal withholding tax of 30% generally is imposed on certain payments to a "foreign financial institution" (as specially defined for purposes of these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). In addition, a U.S. federal withholding tax of 30% generally also is imposed on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners. Under certain circumstances, refunds or credits of such withholding taxes may be available. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. These withholding taxes are currently imposed on dividends, if any, paid with respect to our common stock; and they will be imposed on gross proceeds from sales or other dispositions of our common stock paid after January 1, 2019, in each case, to foreign financial institutions (including in their capacity as agents or custodians for beneficial owners) or non-financial foreign entities that fail to satisfy the above requirements. Prospective holders should consult with their tax advisors regarding the possible implications of this legislation and related administrative guidance on their investment in our common stock.

ERISA CONSIDERATIONS

        ERISA, the Code and similar federal, state, local and foreign laws that are substantively similar or are of similar effect ("Similar Law") impose certain restrictions on:

  •
  employee benefit plans (as defined in Section 3(3) of ERISA) subject to Title I of ERISA ("ERISA Plans");

  •
  plans described in Section 4975(e)(1) of the Code, including individual retirement accounts and annuities or Keogh plans;

  •
  any entities whose underlying assets include plan assets pursuant to 29 C.F.R. Section 2510.3-101 (as modified by Section 3(42) of ERISA) by reason of a plan's investment in such entities;

  •
  governmental plans, certain church plans (each as defined under ERISA) and foreign plans that are not subject to the provisions of Title I of ERISA or Section 4975 of the Code but may be subject to Section 503 of the Code and/or Similar Law ("Non-ERISA Plans") (together with ERISA Plans, plans described in Section 4975(e)(1) of the Code and entities whose underlying assets include plan assets by reason of a plan's investment in such entities, referred to as a "Plan"); and

  •
  persons who have certain specified relationships to a Plan ("Parties in Interest" as defined under ERISA and "Disqualified Persons" as defined under the Code).

        ERISA, the Code and Similar Law impose certain duties on persons who are fiduciaries of a Plan and prohibit certain transactions involving Plan assets and fiduciaries or other Parties in Interest or Disqualified Persons. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of assets of a Plan, or who renders investment advice to a Plan for a fee or other compensation, is generally considered a fiduciary of the Plan. Accordingly, among other factors, the investing fiduciary should consider whether:

  •
  the investment would satisfy the prudence and diversification requirements of ERISA or Similar Law, including among other things, the risk of loss on such investment and any limitations on liquidity and marketability of such investment;

  •
  an investment in our common stock is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio;

  •
  the investment would be consistent with the documents and instruments governing the Plan;

  •
  the investment is made solely in the interest of participants and beneficiaries of the Plan;

  •
  the acquisition and holding of our common stock would result in (1) a "prohibited transaction" under Section ERISA or the Code for which there is no applicable exemption or (2) a violation of Similar Law; and

  •
  the investment does not violate ERISA's prohibition on improper delegation of control over or responsibility for Plan assets.

        Shares of our common stock held by a Plan will be deemed to constitute Plan assets. If we or any of our respective affiliates is or becomes a Party in Interest or a Disqualified Person with respect to a Plan subject to ERISA or Section 4975 of the Code, such Plan's acquisition, holding or disposition of our common stock may constitute or result in a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code (e.g., the extension of credit between a Plan and a Party in Interest or Disqualified Person), unless our common stock is acquired and held pursuant to and in accordance with an applicable exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of our common stock. These class exemptions include: PTCE 84-14 (respecting transactions determined by independent qualified professional asset managers), PTCE 90-1 (respecting transactions involving insurance company separate accounts), PTCE 91-38 (respecting transactions involving bank collective investment funds), PTCE 95-60 (respecting transactions involving insurance company general accounts) and PTCE 96-23 (respecting transactions determined by in-house asset managers). In addition, certain statutory prohibited transaction exemptions may be available to provide exemptive relief for a Plan, including, without limitation, the statutory exemption set forth in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code regarding transactions with certain service providers who are not exercising investment discretion with respect to the Plan assets involved in the transaction and in which the Plan must pay no more, and receive no less, than "adequate consideration."

        Even if the conditions specified in one or more exemptions are met, the scope of the relief provided by these exemptions may or may not cover all acts that could be construed as prohibited transactions. For example, certain of the exemptions may not afford relief from the prohibition on self-dealing contained in ERISA Section 406(b) and Code Sections 4975(c)(1)(E) and (F). As a result, there can be no assurance that any exemption(s) will be available with respect to any particular transaction involving our common stock.

        Our common stock should not be purchased or held by (i) any person investing assets of a Plan (including any insurance company investing assets in a general or separate account, to the extent such assets are deemed to be "plan assets" as a result of a Plan's investment in such account), unless such purchase and holding will either not constitute a prohibited transaction under ERISA and the Code or will be covered by an applicable exemption or (ii) and person investing assets of a Non-ERISA Plan unless such purchase and holding will not violate applicable Similar Law. Any Plan fiduciary or person that proposes to cause a Plan (or to act on behalf of a Plan) to purchase our common stock should consult with its own counsel with respect to the potential applicability of ERISA, the Code or Similar Law, the potential consequences in its specific circumstances, and whether any exemption or exemptions would be applicable and determine on its own whether all conditions of such exemption or exemptions have been satisfied. In addition, the investing fiduciary should determine whether the investment in our common stock satisfies ERISA's fiduciary standards and other requirements under ERISA, the Code or Similar Law.

        Accordingly, by its purchase or holding of any shares of our common stock, each purchaser or holder thereof will be deemed to have represented and warranted that either:

  •
  the purchaser or holder is not purchasing or holding our common stock with, or on behalf of, the assets of any Plan; or

  •
  (1) the purchase, holding and disposition of our common stock satisfies ERISA's fiduciary standards and other requirements under ERISA, the Code or Similar Law, (2) the purchase, holding and disposition of our common stock will not result in a non-exempt prohibited transaction under ERISA or the Code, or violate any Similar Law and (3) neither we nor any of our subsidiaries are or will be deemed to be a fiduciary with respect to any Plan.

        The sale or transfer of our common stock to a Plan or person acting on behalf of a Plan is in no way a representation by us that the purchase, holding or disposition of our common stock meets the legal requirements for investments by Plans or is appropriate for Plans.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus supplement, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and Wells Fargo Securities, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.

Total	5,500,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, then the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted the underwriters a 30-day option to purchase on a pro rata basis up to 825,000 additional shares of common stock at the public offering price less the underwriting discount and commissions.

        Concurrently with this offering of common stock, we are offering in an underwritten public offering, by means of a separate prospectus supplement, 5,200,000 Equity Units (5,980,000 Equity Units if the underwriters in that offering exercise their option to purchase additional Equity Units in full). The concurrent Equity Units offering is not contingent on the completion of this offering and this offering is not contingent upon the completion of the concurrent Equity Units offering.

        The underwriters propose to offer the shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $            per share. After the initial public offering the representatives may change the public offering price and selling concession.

        The following table summarizes the underwriting discount and commissions payable by us in connection with the offering:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discount and commissions paid by us	$	$	$	$

        We estimate that our out-of-pocket expenses (excluding underwriting discount and commissions) for this offering and the concurrent Equity Units offering will be approximately $2.9 million in the aggregate.

        We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable for any shares of the common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of the common stock or such other securities, in cash or otherwise, without the prior written consent of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC for a period beginning on the date of this prospectus supplement and ending 60 days after such (the "lock-up period"), other than (A) any common stock issued and sold pursuant to the terms hereof or common stock issued pursuant to the terms of the purchase contract and pledge agreement to be entered into in connection with the concurrent Equity Units offering, including, without limitation, issuing shares of the common stock in connection with any early settlement right at the election of holders of purchase contracts (as described in the prospectus supplement for the concurrent Equity Units offering) or any "fundamental change early settlement right" upon the occurrence of a "fundamental change" (each as described in the prospectus supplement for the concurrent Equity Units offering), (B) issuing the Equity Units in the concurrent offering thereof, (C) any shares of the common stock issued upon the exercise of options previously granted or delivered upon the lapsing of restrictions on restricted stock units or other equity awards under any incentive plan, (D) grants of restricted stock, stock options, performance shares, phantom stock or other equity awards pursuant to our incentive plans, (E) offers and sales of common stock pursuant to our dividend reinvestment and direct stock purchase plan, retirement savings plan and non-qualified deferred compensation plan, (F) the filing of any registration statement under the Securities Act on Form S-8 or Form S-3 with respect to any such plan and (G) the issuance of up to an aggregate of 10% of the number of shares of common stock to be outstanding immediately following the completion of the transactions contemplated by this prospectus supplement and the transactions contemplated by the prospectus supplement for the concurrent Equity Units offering in connection with one or more acquisitions by us of the assets or capital stock of another person or entity, whether through merger, asset acquisition, stock purchase or otherwise; provided that each recipient of common stock pursuant to this clause (G) shall, on or prior to such issuance, execute a lock-up letter in substantially the form attached to the underwriting agreement with respect to the remaining portion of the lock-up period.

        Each of our executive officers and directors has agreed that during the lock-up period he or she will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the common stock or any securities convertible into or exchangeable for the common stock (including, without limitation, the Equity Units or such other securities which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively, as used in this paragraph and the next succeeding paragraph, the "securities") or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exchangeable for common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC.

        The restrictions set forth in the immediately preceding paragraph will not apply to (A) transfers of securities as a bona fide gift or gifts or by will or intestacy, (B) transfers of securities to immediate family members, trusts for the benefit of such person or such person's immediate family members, (C) any securities offered, sold or otherwise disposed of pursuant to a written plan for trading securities in effect on the date of this prospectus supplement, which was established pursuant to and in accordance with Rule 10b5-1(c) under the Exchange Act, (D) any sale of securities to us to discharge tax withholding obligations resulting from the vesting of equity awards acquired by such person through our stock and incentive compensation plans, (E) any sale or transfer of securities to us deemed to occur as part of a cashless exercise of stock options held by such person as of the date of this prospectus supplement, (F) transfers of securities to us pursuant to call provisions of employment agreements and equity grant documents in existence on the date of this prospectus supplement, and (G) transfers of securities acquired by such person in the open market after the date of this prospectus supplement; provided that (i) in the case of a transfer in reliance on clause (A), the transferee agrees to be bound in writing by the terms of the a lock-up agreement prior to such transfer; (ii) in the case of transfer in reliance on clause (B), the transferee agrees to be bound in writing by the terms of a lock-up agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the lock-up period); (iii) that if such person is required to file a report under the Exchange Act reporting a reduction in beneficial ownership of securities during the lock-up period as a result of a transfer in reliance on clause (D), (E) or (F), then such person will include a statement in such report that the filing relates to a transfer of securities to us either (x) to discharge tax withholding obligations resulting from the vesting of equity awards acquired by such person through our stock and incentive compensation plans (in the case of clause (D)), (y) deemed to occur as part of a cashless exercise of stock options held by such person (in the case of clause (E)), or (z) pursuant to a call provision of an existing employment agreement or equity grant documents (in the case of clause (F)).

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock is listed on the New York Stock Exchange under the symbol "BKH."

        In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Options to purchase additional shares relate to sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares sold by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option. The underwriters may close out any covered short position by either exercising their option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. If the underwriters sell more shares than could be covered by their option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of the shares. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters or their affiliates are agents or lenders under our revolving credit agreement and term loan credit agreement. Credit Suisse Securities (USA) LLC served as our financial adviser in connection with the Transaction. Certain of the underwriters or their affiliates have agreed to provide us with interim financing in the amount of up to $1.17 billion in the event that this offering and the other intended financing transactions are not consummated. Certain of the underwriters are also acting as underwriters of the concurrent Equity Units offering or may act as underwriters in a future offering of debt securities. Lastly, certain of the underwriters or their affiliates hold SourceGas indebtedness that may be repaid upon or following completion of the Transaction.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in Canada

  Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

  Representations of Canadian Purchasers

        By purchasing the shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions,

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

  Conflicts of Interest

        Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

  Statutory Rights of Action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

  Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

  Taxation and Eligibility for Investment

        Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.

        The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 EXPERTS

        The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2014, and the effectiveness of Black Hills Corporation and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and an adverse opinion on the effectiveness of the Company's internal control over financial reporting due to a material weakness). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The audited financial statements of SourceGas Holdings LLC and its subsidiaries as of December 31, 2014 and for the year then ended included in Exhibit 99.1 of Black Hills Corporation's Current Report on Form 8-K dated November 16, 2015, have been incorporated by reference herein in reliance on the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon for us by Steven J. Helmers, our Senior Vice President, General Counsel and Chief Compliance Officer, and Faegre Baker Daniels LLP, Boulder, Colorado and Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file annual, quarterly and current reports, and other information with the SEC. These SEC filings are available over the Internet at the SEC's web site at (www.sec.gov) or on our own website (www.blackhillscorp.com). Information contained on our website does not constitute part of this prospectus supplement. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room.

Incorporation by Reference

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means we can disclose important information by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. Additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of this offering of our common stock are also incorporated herein by reference. These documents contain important information about us and our finances. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

SEC Filings (File No. 1-31303)	Period or Date Filed
Annual Report on Form 10-K (including information specifically incorporated by reference from our definitive Proxy Statement for our 2015 Annual Meeting of Shareholders)	Year ended December 31, 2014, as amended by the Form 10-K/A filed on August 7, 2015
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2015, as amended by the Form 10-Q/A filed on August 7, 2015, June 30, 2015 and September 30, 2015
Current Reports on Form 8-K

Filed on January 5, 2015, January 29, 2015, February 17, 2015, April 14, 2015, May 1, 2015, June 29, 2015, July 14, 2015 (with respect to Item 1.01 and Item 9.01 (other than Exhibit 99.1)), August 12, 2015 (two reports) and November 16, 2015

        You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Black Hills Corporation
625 North Street
Rapid City, South Dakota 57701
Attention: Investor Relations
(605) 721-1700

PROSPECTUS

BLACK HILLS CORPORATION

Equity Units
Stock Purchase Contracts
Common Stock
Junior Subordinated Debt Securities

        We may from time to time offer to sell equity units, stock purchase contracts, common stock and/or junior subordinated debt securities. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

        Our common stock is listed on the New York Stock Exchange under the symbol "BKH."

        There are significant risks associated with an investment in our securities. You should read carefully the risks we describe in the accompanying prospectus supplement, as well as the risk factors discussed in our periodic reports that we file with the Securities and Exchange Commission, for a better understanding of the risks and uncertainties that investors in our securities should consider.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is November 16, 2015.

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. For further information about our business and the securities, you should refer to the registration statement and its exhibits. The registration statement can be obtained from the SEC as indicated under the heading "Where You Can Find More Information." You should read both this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

        When we refer to "Black Hills," "our company," "we," "us" and "our" in this prospectus, we refer only to Black Hills Corporation (parent company only) and not any of its subsidiaries unless the context indicates otherwise.

        You should rely only on the information contained in this prospectus or the applicable prospectus supplement to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or the applicable prospectus supplement may only be accurate on the date of those documents.

 BLACK HILLS CORPORATION

        Black Hills Corporation, a South Dakota corporation, is a growth-oriented, vertically-integrated energy company headquartered in Rapid City, South Dakota. We operate principally in the United States with two major business groups: Utilities and Non-regulated Energy. Our Utilities Group is comprised of regulated Electric Utilities and regulated Gas Utilities segments, and our Non-regulated Energy Group is comprised of Power Generation, Coal Mining and Oil and Gas segments.

        Our common stock is listed on the New York Stock Exchange under the symbol "BKH." Our principal and executive offices are located at 625 Ninth Street, Rapid City, South Dakota 57701 and our telephone number is (605) 721-1700. Our Internet address is www.blackhillscorp.com. Information on our website does not constitute part of this prospectus.

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 RATIOS OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated. For this purpose, earnings consist of income or loss from continuing operations (before adjustment for income taxes or income or loss from equity investees), plus fixed charges and distributed income of equity investees and less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.

	Years Ended December 31,					Nine Months Ended September 30, 2015
	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges	1.82x	1.46x	2.41x	2.56x	3.56x	0.57x(1)

(1)
Total adjusted earnings for the nine months ended September 30, 2015 include $178 million of a ceiling test impairment and, as a result, the ratio of earnings to fixed charges for the nine months ended September 30, 2015 is below 1.0. To achieve a ratio of 1.0, an additional $29 million of total adjusted earnings for the nine months ended September 30, 2015 would be needed.

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 LEGAL OPINIONS

        The validity of the securities offered by this prospectus will be passed upon for Black Hills Corporation by Steven J. Helmers, Senior Vice President, General Counsel and Chief Compliance Officer of Black Hills Corporation, with respect to matters governed by South Dakota law, and by Faegre Baker Daniels LLP, Boulder, Colorado and Minneapolis, Minnesota, with respect to matters governed by New York law. Certain legal matters will be passed upon for the underwriters, dealers, or agents, if any, by their own legal counsel. Mr. Helmers owns, directly or indirectly, 62,374 shares of our common stock.

EXPERTS

        The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2014, and the effectiveness of Black Hills Corporation and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and an adverse opinion on the effectiveness of the Company's internal control over financial reporting due to a material weakness). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        We have derived the estimates of proved oil and natural gas reserves and related future net revenues and the present value thereof as of December 31, 2014 included in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Form 10-K/A, and incorporated by reference in this prospectus from the reserve report of Cawley, Gillespie & Associates, Inc., independent petroleum engineers, given on the authority of Cawley, Gillespie & Associates, Inc. as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus.

        We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. Information that we file later with the SEC will also automatically update and supersede the information included in or incorporated by reference into this

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prospectus. We incorporate by reference the documents listed below that we previously filed with the SEC (SEC File No. 1-31303) and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than any portions of such filings that are furnished rather than filed under applicable SEC rules) until the termination of the offerings made under this prospectus:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by the Form 10-K/A filed on August 7, 2015 (including information specifically incorporated by reference from our definitive Proxy Statement for our 2015 Annual Meeting of Shareholders);

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015,as amended by the Form 10-Q/A filed on August 7, 2015, June 30, 2015 and September 30, 2015;

  •
  Our Current Reports on Form 8-K filed on January 5, 2015, January 29, 2015, February 17, 2015, April 14, 2015, May 1, 2015, June 29, 2015, July 14, 2015 (with respect to Item 1.01 and Item 9.01 (other than Exhibit 99.1)) and August 12, 2015 (two reports); and

  •
  The description of our common stock contained in our registration statement on Form 8-A, dated April 19, 2002, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

        These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may obtain a copy of these filings, at no cost, from our Internet website (www.blackhillscorp.com) or by writing or telephoning us at the following address:

  Black Hills Corporation
  625 Ninth Street
  Rapid City, South Dakota 57701
  Attention: Investor Relations
  (605) 721-1700

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